Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2002 and for the three-month period ended June 30, 2003. Additional earnings of $6.6 million, $7.1 million, $17.2 million, $18.6 million and $34.8 million were necessary to provide a one-to-one coverage ratio for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively. Additional earnings of $23.0 million were necessary to provide a one-to-one coverage ratio for the six-month period ended June 30, 2003. For the purpose of these calculations, “earnings” consist of income (loss) before taxes or loss from continuing operations, plus fixed charges, and “fixed charges” consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

	Year Ended December 31,
	1998	1999	2000	2001	2002	Six Months Ended June 30, 2003
	(in thousands)
Income/(loss) before income taxes	$(6,579)	$(7,064)	$(17,224)	$(18,566)	$(34,782)	$(23,009)
Fixed charges	208	154	58	38	63	285

Earnings/(loss) (as defined)	$(6,371)	$(6,910)	$(17,166)	$(18,528)	$(34,719)	$(22,724)

Fixed charges:
Interest expense	$172	$116	$23	$3	$16	$52
Estimated interest within rent expense	36	38	35	35	47	233

Total fixed charges	$208	$154	$58	$38	$63	$285

Deficiency of earnings available to cover fixed charges	$(6,579)	$(7,064)	$(17,224)	$(18,566)	$(34,782)	$(23,009)

Ratio of earnings to fixed charges	—	—	—	—	—	—